PRICING SUPPLEMENT NO. 16 dated August 4, 2005	Filed pursuant to Rule 424(b)(3)
to Prospectus Supplement and Prospectus dated June 2, 2004	Registration No. 333-112973
U.S. $2,000,000,000
Eksportfinans ASA
Medium-Term Notes
Due Nine Months or More From the Date of Issue
This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated June 2, 2004 for a description of the specific terms and conditions of this particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$10,000,000.00

Face Amount of each note:	$1,000.00

CUSIP No.:	R2188Y338

Common Code:	Not Applicable

ISIN:	Not Applicable

	Issue price to	Discounts and	Proceeds to us
	public	commissions

Per note:	$1,000.00	$2.50	$997.50
Total:	$10,000,000.00	$25,000.00	$9,975,000.00

Agent:	Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Attn: Registration Department
Telephone No. +1 212 902 1000
Facsimile No. +1 212 902 3000

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	August 4, 2005

Original Issue Date:	August 18, 2005

Maturity Date:	August 18, 2008, subject to adjustment in the event of a Market

Disruption Event on the final Determination Date.

If, due to a Market Disruption Event or otherwise, the final Determination Date is postponed so that it falls less than nine scheduled Trading Days prior to the scheduled Maturity Date, the Maturity Date will be the fifth Business Day following the final Determination Date as postponed, but in no event will the Maturity Date be later than the fifth Business Day after August 18, 2008 (or, if August 18, 2008 is not a Business Day, later than the sixth Business Day thereafter).

Indexed note:	Yes. The Nikkei 225 Index (the Index). The Nikkei 225 Index is a modified, price-weighted stock index calculated, published and disseminated by Nihon Keizai Shimbun, Inc. (NKS) that measures the composite stock price performance of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange. See “The Nikkei 225 Index” below for further information regarding the Index.

Redemption Amount:	Unless the notes have been previously redeemed in connection with an Early Redemption as set out below, the Redemption Amount you will be entitled to receive on the Maturity Date in respect of each note that you hold will be an amount equal to:

• $1,315 (131.5% of the Face Amount) if the Final Index Level on the final Determination Date is greater than the Initial Index Level,

• $1,000 (100% of the Face Amount) if the Final Index Level on the final Determination Date is less than or equal to the Initial Index Level but greater than or equal to the Buffer Level, or

• $1,000 multiplied by the Index Performance Factor if the Final Index Level on the final Determination Date is less than the Buffer Level. Because the Index Performance Factor in this case will be less than 1.0, this payment will be less than the Face Amount of $1,000.

If the notes are redeemed in connection with an Early Redemption, the Redemption Amount will be the Early Redemption Amount, as defined below.

Initial Index Level:	11,766.48

Final Index Level:	The official closing level of the Index as determined by the calculation agent on the relevant Determination Date.

Buffer Level:	90% of the Initial Index Level

Index Performance Factor:	A factor equal to

Final Index Level	x	100%

Initial Index Level		90%

Determination Dates:	August 7, 2006, August 6, 2007, and August 5, 2008, unless any such day is not a Trading Day, in which case such Determination Date will be the next day that is a Trading Day. In each case, however, if a Market Disruption Event occurs or is continuing on a Determination Date, then that Determination Date will be postponed to the next Trading Day on which a Market Disruption Event is not in effect. In no event, however, will a Determination Date be postponed by more than five Business Days. If a Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Determination Date. If the calculation agent determines that the closing level of the Index is not available on a Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Index Level, and thus the Index Performance Factor, for the purposes of the notes based on its assessment, made in its sole discretion, of the level of the Index on the Determination Date, as so postponed.

Early Redemption:	If the Final Index Level on either of the first two Determination Dates is greater than the Initial Index Level, we will redeem all the notes for the Early Redemption Amount on the applicable Early Redemption Date.

Early Redemption Date:	The Early Redemption Date will be:

• August 21, 2006, if Early Redemption is triggered on the Determination Date in 2006 or

• August 20, 2007, if Early Redemption is triggered on the Determination Date in 2007.

In the event that a Market Disruption Event has occurred on either Determination Date, the Early Redemption Date shall be the tenth Trading Day following the Determination Date as postponed.

Early Redemption Amount:	The Early Redemption Amount per note will equal:

• $1,105, if Early Redemption occurs in 2006, or

• $1,210, if Early Redemption occurs in 2007.

Market Disruption Event:	Any of the following will be a Market Disruption Event:

• a suspension, absence or material limitation of trading on their respective primary markets of Index stocks constituting 20% or more, by weight, of the Index, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to Index stocks constituting 20% or more, by weight, of the Index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	Index stocks constituting 20% or more, by weight, of the Index, or option or futures contracts relating to the Index or to Index stocks constituting 20% or more, by weight, of the Index, if available, do not trade on what were the respective primary markets for those Index stocks or contracts, as determined by the calculation agent in its sole discretion;

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Goldman, Sachs & Co. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes.

The following events will not be a Market Disruption Event:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the Index or to any Index stock.

For this purpose, an “absence of trading” in the primary securities market on which an Index stock, or on which option or futures contracts relating to the Index or an Index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an Index stock or in option or futures contracts relating to the Index or an Index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.

Discontinuance or Modification of the Index:	If NKS discontinues publication of the Index and NKS or anyone else publishes a substitute index that the calculation agent determines is comparable to the Index, then the calculation agent will determine the Redemption Amount by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the Index is discontinued and there is no successor index, or that the level of the Index is not available on any of the Determination Dates because of a Market Disruption Event or for any other reason, the calculation agent will determine the closing Index level on the Determination Dates, the Early Redemption Amount if applicable, the Final Index Level, and the Redemption Amount if applicable, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index, the stocks comprising the Index or the method of calculating the Index is changed at any time in any respect—including any addition, deletion or substitution and any reweighting or rebalancing of Index stocks and whether the change is made by NKS under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index stocks or their issuers or is due to any other reason—then the calculation agent will be permitted to make such adjustments in the Index or the method of its calculation as it believes are appropriate to ensure that the Index level used to determine the Final Index Level, and thus the Redemption Amount, is equitable. The calculation agent is not obligated to make any such adjustments.

All determinations and adjustments to be made by NKS or the calculation agent with respect to the Index may be made by NKS or the calculation agent, as the case may be, in its sole discretion.

Calculation agent:	Goldman, Sachs & Co.

Asset linked note:	No

Amortizing note:	No

Original issue discount:	No

Zero coupon:	No

Exchangeable:	No

Fixed rate note:	The notes do not pay interest. There will be no payments prior to maturity.

Floating rate note:	No

Interest payment date:	Not Applicable

Interest accrual:	Not Applicable

Day count convention:	Not Applicable

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London or New York.

Trading Day:	A day on which the respective principal securities markets for the Index stocks are open for trading, NKS is open for business and the Index is calculated and published by NKS.

Business Day convention:	If the Early Redemption Date or the Maturity Date is not a Business Day, then the Early Redemption Date or the Maturity Date will be the first following day that is a Business Day, unless that Day falls in the next calendar month, in which case the Early Redemption Date or the Maturity Date will be the first preceding day that is a Business Day, subject to the effect of any Market Disruption Event.

Optional redemption:	Not Applicable

Tax redemption:	No

Extension of maturity:	Not Applicable

Optional repayment date(s):	Not Applicable

Optional repayment price(s):	Not Applicable

Additional amounts payable:	No

Authorized denominations:	$1,000

Renewable note:	No

Form of notes:	Book-entry

Listing:	None

Issuer rating:	Aaa (Moody’s) / AA+ (Standard & Poor’s) / AAA (F.IBCA)
Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.
RISK FACTORS
          Unlike ordinary debt securities, the return on the notes depends on changes in values of an index of Japanese equity securities. As described in more detail below, the trading price of the notes may vary considerably before the maturity date due, among other things, to fluctuations in the price of the common stocks that make up the Index and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes do not pay interest. Also, your notes are not equivalent to investing directly in the stocks comprising the index or in currencies to which your notes are linked. You should carefully consider the following risks before investing in the notes.
You may lose a significant part of your investment in the notes.
We will not repay you a fixed amount of principal on the notes at maturity and we are not liable for any loss of principal that you may incur due to fluctuations in the index level.
          The Redemption Amount will depend on the change in the value of the Index. Because the value of the Index is subject to market fluctuations, the Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Index Level is below the Initial Index Level. You may also lose part or all of your investment if you sell the notes in the secondary market before they are redeemed.
          Even if the Redemption Amount is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.
The notes are subject to early redemption and their appreciation potential is limited.
          The appreciation potential of the notes is limited by the early redemption feature to a maximum of 10.5% of the Face Amount for each year that the notes are outstanding regardless of any greater positive performance of the Index. In addition, the early redemption feature of the notes may limit the term of your investment to as short as one year.
The formula for determining the Redemption Amount does not take into account all developments in the Index.
          Changes in Index levels during the term of the notes other than on the Determination Dates will not be reflected in the calculation of the Redemption Amount payable. The calculation agent will calculate the Redemption Amount by comparing only the Initial Index Level and the Final Index Level. No other Index levels will be taken into account. As a result, you may lose a significant part of your investment even if the Index has risen at certain times during the term of the notes.
Past Index performance is no guide to future performance.
          The actual performance of the Index over the life of the notes, as well as the Redemption Amount, may bear little relation to the historical levels of the Index or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index.
The return on your notes will depend on changes in the Index level and will not be adjusted for changes in the Japanese yen / U.S. dollar exchange rate.
          Although the Index stocks are traded in yen and your note is denominated in U.S. dollars, the amount payable on your note at maturity will not be adjusted for changes in the Japanese yen / U.S. dollar exchange rate. The amount we pay on the Maturity Date will be based solely upon the overall change in the Index level during the life of your note. Changes in exchange rates, however, may reflect changes in the Japanese economy that, in turn, may affect the Final Index Level.

Changes in the volatility of the Japanese yen / U.S. dollar exchange rate, and the correlation between that rate and the Index level, are likely to affect the market value of your notes.
          The Japanese yen / U.S. dollar rate refers to a foreign exchange spot rate that measures the relative values of two currencies, the Japanese yen and the U.S. dollar. This rate reflects the amount of Japanese yen that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the Japanese yen. The volatility of the Japanese yen / U.S. dollar rate refers to the size and frequency of changes in that rate. Because your note is payable in U.S. dollars, the volatility of the Japanese yen / U.S. dollar rate could affect the market value of your note. In most scenarios, assuming the correlation between the Japanese yen / U.S. dollar rate and the Index level is positive, that is, the dollar appreciates relative to the Japanese yen as the Index level appreciates, if the volatility of the Japanese yen / U.S. dollar rate increases, we expect that the market value of your note will increase and, conversely, if the volatility of that rate decreases, we expect that the market value of your note will decrease.
          The correlation between the Japanese yen / U.S. dollar rate and the Index level refers to the relationship between the percentage changes in that rate and the percentage changes in the level of the Index — the greater the correlation, the more closely the percentage changes in one resemble the percentage changes in the other. In general, if the correlation between the Japanese yen / U.S. dollar rate and the Index level increases, we expect that the market value of your note will increase and, conversely, if this correlation decreases, we expect that the market value of your note will decrease.
Your return on your notes will not reflect the return on the Index stocks.
          NKS calculates the level of the Index by reference to the prices of the common stocks included in the Index without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks.
As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.
          As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including the Final Index Level, the Redemption Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described below under “There may be conflicts of interest between you and Goldman, Sachs & Co.”
You will have no shareholder rights or rights to receive any stock.
          Investing in the notes is not equivalent to investing in the Nikkei 225 Index or its component stocks. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Index stocks. Your notes are to be paid in cash, and you will have no rights to receive delivery of any Index stocks or dividends.
Assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the Face Amount of the notes.
The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be lower than the original issue price, and may be lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.
If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co.
Furthermore, if you are able to sell your notes, you will likely be charged a commission for secondary market transactions, or the price you realize will likely reflect a dealer discount.
There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes.
The market price of your notes may be influenced by many unpredictable factors.
          The following factors, nearly all of which are beyond our control, will influence the market value of your notes, as well as the Redemption Amount:
•	the Index level at any time,

•	the actual dividends distributed on the Index stocks,

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the Japanese stock market in particular,

•	interest and yield rates in the market,

•	the time remaining until your notes mature, and

•	our creditworthiness.
          These factors will influence the price you will receive if you sell your notes prior to maturity. If you sell your notes prior to maturity, you may receive less than the Face Amount of your notes. You cannot predict the future performance of the Index based on its historical performance.
Trading and other transactions by Goldman, Sachs & Co. in securities linked to the Index stocks may impair the value of your notes.
          Goldman, Sachs & Co. or one or more of its affiliates (including Goldman Sachs International) may hedge its obligations under the swap that Goldman Sachs International expects to enter into with us relating to the notes by purchasing some or all of the Index stocks, options or futures on the Index or Index stocks or other instruments linked to the Index or Index stocks, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Dates. Goldman, Sachs & Co. and its affiliates may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to the Index. Any of these hedging activities may adversely affect the Index level—directly or indirectly by affecting the price of the Index stocks—and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that Goldman, Sachs & Co. and its affiliates could receive substantial returns with respect to these hedging activities while the value of your notes declines.
          Goldman, Sachs & Co. and its affiliates may also engage in trading in one or more of the Index stocks or instruments whose returns are linked to the Index or Index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or its affiliates could adversely affect the Index level—directly or indirectly by affecting the price of the Index stocks—and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Index or one or more of the Index stocks. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. or its affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.
There may be conflicts of interest between you and Goldman, Sachs & Co.
          As noted above, Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to the Index and the Index stocks. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to your interests as a beneficial owner of your notes.
          Goldman, Sachs & Co. and its affiliates may, at present or in the future, engage in business with the issuers of the Index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman, Sachs & Co. and your interests as a beneficial owner of notes. Moreover, one or more of Goldman, Sachs & Co.’s affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Index stocks and with respect to the Index itself. Any of these activities by Goldman, Sachs & Co. or any of its affiliates may affect the level of the Index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.
The policies of NKS and changes that affect the Index or the Index stocks could affect the amount payable on your notes and their market value.
          The policies of NKS concerning the calculation of the Index level, additions, deletions or substitutions of Index stocks and the manner in which changes affecting the Index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the Index level could affect the Index level and, therefore, the amount payable on your notes at maturity and the market value of your notes prior to that date. The amount payable on your notes and their market value could also be affected if NKS changes these policies, for example by changing the manner in which NKS calculates the Index level, or if NKS discontinues or suspends calculation or publication of the Index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the Index level is not available because of a Market Disruption Event or for any other reason, Goldman, Sachs & Co., as calculation agent for the notes, may determine the Index level on the Determination Dates and, ultimately, the amount payable at maturity, in a manner it considers appropriate, in its sole discretion.
There is no affiliation between the Index stock issuers and us, and we are not responsible for any disclosure by the Index stock issuers.
          We are not affiliated with the issuers of the Index stocks or NKS. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the Index stock issuers. You, as an investor in the notes, should make your own investigation into the Index and the Index stock issuers to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the notes. See “The Nikkei 225 Index” below for certain information about the Index.
          Neither NKS nor the Index stock issuers are involved in this offering of notes in any way, and none of them has any obligation of any sort with respect to the notes. Thus, neither NKS nor the Index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.
There are risks associated with an investment in securities indexed to the value of foreign equity securities.
          The underlying stocks that constitute the Index have been issued by Japanese companies. Investments in securities indexed to the value of Japanese equity securities involve risks associated with the securities markets in Japan, including risks of volatility or governmental intervention in those markets and cross-shareholdings by some Japanese companies of other Japanese companies. Also, there may be less publicly available information about Japanese companies than there is about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission. Japanese companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.
          The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ unfavorably from the economy in the United States in respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Determination Dates and the Maturity Date may be postponed if a Market Disruption Event occurs.
          If the calculation agent determines that a Market Disruption Event has occurred or is continuing on the Determination Dates, the Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. As a result, the Early Redemption Date or the Maturity Date of your notes may be postponed, although not by more than five Business Days. Thus, you may not receive the Redemption Amount until several days after the originally scheduled due date. Moreover, if the closing level of the Index is not available on any Determination Date, as so postponed, because of a continuing Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the closing Index level based on its assessment, made in its sole discretion, of the level of the Index at that time.
Secondary trading in the notes may be limited.
          The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for the notes. In this regard, Goldman, Sachs & Co. and its affiliates are not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co or its affiliates.
The U.S. Federal income tax treatment on the notes is uncertain, and the terms of the notes require you to follow the treatment that we will adopt.
          There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes. Pursuant to the terms of the notes, you will agree to treat the notes as contracts under which we deliver at maturity a cash amount determined by reference to a portfolio of stocks consisting of the underlying stocks in exchange for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization. If the United States Internal Revenue Service (IRS) successfully argues that the notes should be treated differently, the timing and character of income on the notes may be affected and, among other things, you may be required to pay tax on deemed interest even though the notes will not bear interest. We are not requesting a ruling from the IRS with respect to the notes, and we cannot assure you that the IRS will agree with the conclusions expressed in this pricing supplement and in the accompanying prospectus supplement and prospectus under “Taxation in the United States.”

ADDITIONAL INFORMATION
Supplemental plan of distribution information
          The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of August 4, 2005 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, August 18, 2005 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.
          From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.
Calculation agent
          We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Final Index Level and for all calculations and determinations regarding Market Disruption Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and you.
          Upon request, the calculation agent will provide a written statement to an investor showing how the Redemption Amount per U.S.$1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:
Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Attn: Structured Equities Solutions
Telephone No. +1 212 902 1000
Facsimile No. +1 212 902 3000
Hypothetical examples
          In the table below, we provide a range of hypothetical pretax Index returns for the Index. Based on these hypothetical Index returns, we illustrate a range of Redemption Amounts per $1,000.00 Face Amount of notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Index returns could have on the Redemption Amount, assuming all other variables remain constant.
          The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date and held to the Maturity Date or the Early Redemption Date. If you sell your notes prior to the Maturity Date or the Early Redemption Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.
          The table below also assumes that there is no change in or affecting any of the Index stocks or the method by which NKS calculates the Index level, that there is no change in the relative weighting of any Index stock and that no Market Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Index stocks.
          The Index has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical levels of the Index set forth elsewhere in this pricing supplement. For information about the level of the Index during recent periods, see “The Nikkei 225 Index – Historical Performance” below.

				Redemption
	Final Index Level	Final Index Level	Final Index Level	Amount as a
Hypothetical	at August 7, 2006	at August 6, 2007	at August 5, 2008	percentage of
Redemption	as a percentage of	as a percentage of	as a percentage of	$1000 per note
Example	Initial Index Level	Initial Index Level	Initial Index Level	purchase price

1	120%	N/A	N/A	110.50%
2	105%	N/A	N/A	110.50%
3	100%	125%	N/A	121.00%
4	92%	105%	N/A	121.00%
5	93%	100%	135%	131.50%
6	93%	90%	105%	131.50%
7	89%	80%	100%	100.00%
8	93%	82%	90%	100.00%
9	86%	86%	60%	66.67%
10	86%	86%	30%	33.33%
11	86%	86%	0%	0.00%
          The examples above illustrate the rate of return on the notes for a range of hypothetical Final Index Levels on each of the three Determination Dates.
•	In Examples 1-6, the Index level fluctuates over the term of the notes and closes above the Initial Index Level on one of the three Determination Dates. However, Examples 1-6 produce different Redemption Amounts because the Final Index Level exceeds the Initial Index Level on different Determination Dates.
—	In Examples 1 and 2, the Final Index Level is greater than the Initial Index Level on the first Determination Date and the notes are automatically redeemed for $1,105 per note, representing a 10.5% increase above the Face Amount. This increase is less than, and unrelated to, the simple return on the Index of 20% in Example 1.

—	In Examples 3 and 4, the Final Index Level is equal to (in Example 3) or less than the Initial Index Level on the first Determination Date and the notes are not automatically redeemed and remain outstanding. On the second Determination Date, the Final Index Level has increased and is now greater than the Initial Index Level and the notes are automatically redeemed for $1,210 per note, representing a 21.0% increase above the Face Amount. This increase is less than, and unrelated to, the simple return on the Index of 25% in Example 3.

—	In Examples 5 and 6, the Final Index Level is equal to (in Example 5) or less than the Initial Index Level on each of the first two Determination Dates and the notes are not automatically redeemed and remain outstanding until maturity. On the final

Determination Date, however, the Final Index Level has increased and is greater than the Initial Index Level and the notes are redeemed on the Maturity Date for $1,315 per note, representing a 31.5% increase above the Face Amount. This increase is less than, and unrelated to, the simple return on the Index of 35% in Example 5.
•	Examples 7 and 8 illustrate the effect of the Buffer Level. In both Examples, the Final Index Level on the first two Determination Dates is less than the Initial Index Level and the notes are not automatically redeemed and remain outstanding until maturity. On the final Determination Date, the Final Index Level is also less than (or equal to, in Example 7) the Initial Index Level, but is greater than (or equal to, in Example 8) the Buffer Level, which is 90% of the Initial Index Level. Accordingly, the notes are redeemed on the Maturity Date for $1,000 per note, an amount equal to their Face Amount.

•	In Examples 9-11, the Final Index Level on the first two Determination Dates is less than the Initial Index Level and the notes are not automatically redeemed and remain outstanding until maturity. On the final Determination Date, the Final Index Level is less than both the Initial Index Level and the Buffer Level. Accordingly, the Redemption Amount on the Maturity Date equals the $1,000 Face Amount multiplied by an Index Performance Factor of 0.67 in Example 9 and 0.33 in Example 10, representing a 33% and 67% decrease, respectively, below the Face Amount. In Example 11, the Final Index Level—and thus the Redemption Amount—is zero, and nothing is paid on the notes on the Maturity Date.
Same-day funds settlement and payment
          The initial settlement for the notes and all payments of principal will be made in immediately available funds.
          Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.
Failure to pay Redemption Amount when due
          In the event we fail to pay the Redemption Amount on the Maturity Date or on the Early Redemption Date, as applicable, any overdue payment in respect of the Redemption Amount of any note will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 a.m. (London time) on the first Business Day following such failure to pay. Such rate shall be determined by the calculation agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.
Acceleration
          If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner.

THE NIKKEI 225 INDEX
General
          The Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Index is currently composed of 225 stocks that trade on the Tokyo Stock Exchange (the TSE) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Index (the Underlying Stocks) are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Index are currently traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.
          The Index is a modified, price-weighted index. Each stock’s weight in the Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Underlying Stock (a Weight Factor), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 23.896 as of August 4, 2005, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. Each Weight Factor represents the number of shares of the related Underlying Stock that are included in one trading unit of the Index. The stock prices used in the calculation of the Index are those reported by a primary market for the Underlying Stocks, which is currently the TSE. The level of the Index is calculated once per minute during TSE trading hours.
          In order to maintain continuity in the level of the Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Index immediately after the change, will equal the level of the Index immediately prior to the change.
          Underlying Stocks may be deleted or added by NKS. NKS conducts a periodic review in October of each year to reconsider the Underlying Stocks from the standpoint of changes in the industry and market structure. However, to maintain continuity in the Index, the policy of NKS is generally not to alter the composition of the Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. In addition, Underlying Stocks with relatively low liquidity based on trading volume and price fluctuation over the past five years may be deleted by NKS. Upon deletion of a stock from the Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. Until such replacement, the Index will be calculated using the Underlying Stocks less the deleted stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Underlying Stocks. As a result, an existing Underlying Stock with low trading volume that is not representative of a market will be deleted.

A list of the issuers of the Underlying Stocks is available from NKS Economic Electronic Databank System and from NKS directly.
          NKS is under no obligation to continue the calculation and dissemination of the Index. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to us, the holder of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes in particular or the ability of the notes to track general stock market performance. NKS has no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for or quantities of, the notes or in the determination or calculation of the equation by which the notes are to be settled. NKS has no obligation or liability in connection with the administration or marketing of the notes.
          Neither we nor the calculation agent accept any responsibility for the calculation, maintenance or publication of the Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining any Initial Index Level or Final Index Level or any Redemption Amount payable on the Maturity Date of the notes.
          All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its makeup, method of calculation and changes in its components, unless otherwise stated, has been derived from the Stock Market Indices Data Book published by NKS and other publicly available sources. The information reflects the policies of NKS as stated in these sources and these policies are subject to change at the discretion of NKS. We do not assume any responsibility for the accuracy or completeness of that information.
The Tokyo Stock Exchange
          The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.
          Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.
          The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in limited circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that compose the Index, and these limitations may, in turn, adversely affect the value of the notes.

Historical Performance
          The table below sets forth the end of month Index closing values for each month in the period since January 1, 2003. The Index closing value on August 4, 2005 was 11,883.31. We obtained the information in the table below from Bloomberg Financial Services, without independent verification.
          Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical Index levels as an indication of future performance of the Index. We cannot assure you that the future performance of the Index or the Index stocks will result in your receiving the Face Amount of your notes or more on the Maturity Date or any Early Redemption Date. The actual performance of the Index over the life of the notes may bear little relation to the historical levels shown below.

	2003	2004	2005
January	8339.94	10783.61	11387.59
February	8363.04	11041.92	11740.6
March	7972.71	11715.39	11668.95
April	7831.42	11761.79	11008.9
May	8424.51	11236.37	11276.59
June	9083.11	11858.87	11584.01
July	9563.21	11325.78	11899.6
August	10343.55	11081.79	—
September	10219.05	10823.57	—
October	10559.59	10771.42	—
November	10100.57	10899.25	—
December	10676.64	11488.76	—
License Agreement
          Goldman, Sachs & Co. expects to enter into a non-exclusive license agreement with NKS allowing us, in exchange for a fee, to use the Index in connection with the notes. Goldman, Sachs & Co. will pay the fees payable in connection with the license.
          The Index is the intellectual property of NKS. “Nikkei”, “Nikkei Stock Average” and “Nikkei 225” are the service marks of NKS. NKS reserves all rights, including copyright, to the Index.
          These notes are not in any way sponsored, endorsed, sold or promoted by the Osaka Securities Exchange, the TSE or NKS and none of the Osaka Securities Exchange, the TSE and NKS makes any warranty or representation whatsoever, express or implied, as to the results to be obtained from the use of the Index or the level at which the Index stands at any particular time on any particular day or otherwise. The Index is compiled and calculated solely by NKS. None of the Osaka Securities Exchange, the TSE and NKS shall be liable (whether in negligence or otherwise) to any person for any error in the Index and none of the Osaka Securities Exchange, the TSE and NKS shall be under any obligation to advise any person of any error therein.
TAXATION IN THE UNITED STATES
          The following discussion supplements and, to the extent inconsistent with, replaces the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and you should read the following discussion in conjunction with the discussion in the prospectus supplement and the prospectus. This discussion is the opinion of Allen & Overy LLP and contains a general summary of the principal U.S. Federal income tax consequences that may be relevant to the ownership of the notes. This summary addresses only the U.S. Federal income tax considerations of U.S. Holders (as defined below) that acquire a note at its original issuance and that will hold that note as a capital asset.
          This summary does not address all U.S. Federal income tax matters that may be relevant to you. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities, currencies or notional principal contracts; (iv) tax-exempt entities; (v) regulated investment companies; (vi) real estate investment trusts; (vii) persons that will hold the notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes; (viii) persons whose “functional currency” is not the U.S. dollar; (ix) persons that own (or are deemed to own) 10% or more of our voting shares or interests treated as equity; and (x) partnerships, pass-through entities or persons who hold the notes through partnerships or other pass-through entities. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of a note. This summary also does not describe any tax consequences arising under the laws of any taxing jurisdictions other than the Federal income tax laws of the U.S. Federal government.
          This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), United States Treasury Regulations and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available on the date of this Pricing Supplement. All of these are subject to change, and any changes could apply retroactively and could affect the tax consequences described below.
          No statutory, administrative or judicial authority directly addresses the treatment of holders of the notes for U.S. Federal income tax purposes. As a result, we cannot assure you that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. You should consult your own tax advisors with respect to the U.S. Federal, state, local and foreign tax consequences of your acquiring, owning or disposing of the notes.
          In this summary, a “U.S. Holder” is a beneficial owner of a note that is, for U.S. Federal income tax purposes:
•	a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia),

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or

•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.
          As provided in United States Treasury Regulations, certain trusts in existence on August 20, 1996, that were treated as United States persons prior to that date that maintain a valid election to continue to be treated as United States persons also are U.S. Holders. If a partnership holds the notes, the U.S. Federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding a note, you should consult your tax advisor regarding an investment in the notes under its particular situation.
Consequences to U.S. Holders
          We intend to take the position that the notes will be treated for U.S. Federal income tax purposes as a forward contract to purchase the Index and, by purchasing a note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the notes will be so treated. We also will take the position that at the time of issuance of your note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the stated maturity date to satisfy that obligation. Although you will be obligated to treat the purchase price as a deposit for U.S. Federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your note, but instead will be commingled with our other assets.
          Sale, Exchange, Redemption or Other Disposition of the Notes. Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received (including any amounts received at maturity) and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss. The deductibility of capital losses is subject to limitations.
          Possible Alternative Treatment. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. The documentation of the notes as debt suggests that the IRS might seek to apply to the notes the Treasury regulations governing contingent payment debt instruments (the Contingent Payment Regulations). If the IRS were successful in doing this, then, among other matters,
•	you would be required to accrue original issue discount on the note at a yield comparable to the yield at which we would issue similar noncontingent bonds, determined at the time of issuance of the notes, even though you will not receive any coupon payments on the note; and

•	on the sale, exchange, maturity, redemption or other taxable disposition of the notes, you would recognize ordinary income, or ordinary loss to the extent of your aggregate prior accruals of original issue discount and capital loss thereunder, rather than capital gain or loss.
          Even if the Contingent Payment Regulations do not apply to the notes, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences to you different from those described above. Under an alternative characterization of the notes, it is possible, for example, that notes could be treated as an investment unit consisting of a deposit paying interest at a rate we would pay on non-exchangeable senior notes maturing at the same time as the notes, plus a cash-settlement forward contract, in which case you would be required to accrue interest on the notes.
          The IRS and the Department of the Treasury recently issued proposed regulations that require the accrual of income on a current basis with respect to contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on these contracts, and requires current accrual of income with respect to some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS publishes future guidance requiring current economic accrual with respect to contingent payments on prepaid forward contracts, you may be required to accrue income over the term of the notes.
          You should review the “Taxation in the United States” section in the prospectus supplement and the prospectus for a further discussion of important U.S. Federal income tax considerations and consult your tax advisors as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which you are resident for tax purposes as well as under the laws of any applicable state, local or foreign jurisdiction.